UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-39833

EZGO Technologies Ltd.

(Translation of registrant’s name into English)

Building #A, Floor 2, Changzhou Institute of Dalian University of Technology

Science and Education Town

Wujin District, Changzhou City

Jiangsu, China 213164

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On August 5, 2026, EZGO Technologies Ltd., a British Virgin Islands company (the “Company”), entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain non-U.S. investors (the “Purchasers”) in connection with a private investment in public equity transaction (the “PIPE”).

Pursuant to the Securities Purchase Agreement, the Company agreed to issue and sell to the Purchasers, and the Purchasers agreed to purchase from the Company, an aggregate of 3,000,000 ordinary shares of the Company (of no par value) (the “Shares”) at a purchase price of US$0.50 per share, for aggregate gross proceeds of US$1.5 million.

The Securities Purchase Agreement contains customary representations, warranties and covenants of the Company and the Purchasers, including representations relating to organization, authorization, and compliance with applicable laws, as well as customary closing conditions.

The Shares issued in the PIPE are subject to customary transfer restrictions and were offered and sold in reliance on an exemption from registration under Regulation S promulgated under the Securities Act of 1933, as amended. The securities have not been registered under the Securities Act or applicable state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

The Company intends to use the net proceeds from the PIPE for general corporate purposes.

On August 19, 2026, the Company issued the Shares and the PIPE is closed.

The foregoing description of the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Securities Purchase Agreement, a copy of which is filed as exhibit 10.1 to this Report and incorporated herein by reference.

Forward-Looking Statements:

This Current Report contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. All statements other than statements of historical facts included in this Current Report are forward-looking statements. Forward-looking statements include, but are not limited to, express or implied statements regarding expectations, hopes, beliefs, intentions or strategies of the Company regarding the future including, without limitation, express or implied statements regarding: the expected completion of the Private Placement, the potential full exercise of the Purchaser Warrants and the additional proceeds therefrom. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company’s current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. Forward-looking statements are based on current expectations and assumptions that, while considered reasonable are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. The Company’s actual results may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include the risks and uncertainties described in the Company’s annual report on Form 20-F for the fiscal year ended September 30, 2025, filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 29, 2025, and the Company’s other filings with the Commission. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

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EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Securities Purchase Agreement.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZGO Technologies Ltd.

Date: August 20, 2026	By:	/s/ Jianhui Ye
	Name:	Jianhui Ye
	Title:	Chief Executive Officer

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